                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             VIVENDI UNIVERSAL S.A.
                                (NAME OF ISSUER)

               ORDINARY SHARES, NOMINAL VALUE 5.50 EUROS PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    F9798210
                                 (CUSIP NUMBER)

                                 SARAH E. COGAN
                           SIMPSON THACHER & BARTLETT
                 425 LEXINGTON AVENUE, NEW YORK, NEW YORK 10017
                                 (212) 455-3575
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MAY 3, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  2     OF    27
----------------------                                    ----------------------


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       EDGAR M. BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman, as Managing Partner of Bronfman Associates and as trustee or director of certain charitable foundations.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                        453,848
    EACH
  REPORTING     8    SHARED VOTING POWER
   PERSON
    WITH
                                               32,922,715
                9    SOLE DISPOSITIVE POWER


                                                  453,848
                10   SHARED DISPOSITIVE POWER


                                               32,922,715

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                              33,376,563

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    3.2%
  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  3     OF    27
----------------------                                    ----------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       THE HON. CHARLES R. BRONFMAN, individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director or trustee of certain charitable foundations.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                        433,893
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                        3,570,015
                9    SOLE DISPOSITIVE POWER

                                                  433,893
                10   SHARED DISPOSITIVE POWER



                                                3,570,015

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               4,003,908

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    0.4%

  14   TYPE OF REPORTING PERSON*.


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  4     OF    27
----------------------                                    ----------------------


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       PHYLLIS LAMBERT, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of certain charitable foundations.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                              0
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                        2,247,976
                9    SOLE DISPOSITIVE POWER

                                                        0
                10   SHARED DISPOSITIVE POWER



                                                2,247,976

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               2,247,976

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    0.2%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  5     OF    27
----------------------                                    ----------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       SAMUEL BRONFMAN II, individually and as trustee of a certain charitable foundation.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                        147,392
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                          192,000
                9    SOLE DISPOSITIVE POWER

                                                  147,392
                10   SHARED DISPOSITIVE POWER



                                                  192,000

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                 339,392

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                          LESS THAN 0.1%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  6     OF    27
----------------------                                    ----------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       EDGAR BRONFMAN, JR., individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as trustee of a certain charitable foundation.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                      3,423,458
    EACH
  REPORTING     8    SHARED VOTING POWER
   PERSON
    WITH                                       31,733,219

                9    SOLE DISPOSITIVE POWER

                                                3,423,458

                10   SHARED DISPOSITIVE POWER


                                               31,733,751

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                              35,157,209

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    3.4%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  7     OF    27
----------------------                                    ----------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       MATTHEW BRONFMAN, individually and as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

  NUMBER OF     7    SOLE VOTING POWER
    SHARES
BENEFICIALLY
  OWNED BY                                            192
    EACH
  REPORTING     8    SHARED VOTING POWER
   PERSON
    WITH
                                               31,541,219
                9    SOLE DISPOSITIVE POWER

                                                      192
                10   SHARED DISPOSITIVE POWER


                                               31,541,219

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                              31,541,411

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    3.1%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  8     OF    27
----------------------                                    ----------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       STEPHEN R. BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman and as director of certain charitable foundations.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                      3,942,661
    EACH
  REPORTING     8    SHARED VOTING POWER
   PERSON
    WITH
                                                9,753,745

                9    SOLE DISPOSITIVE POWER

                                                3,942,661

                10   SHARED DISPOSITIVE POWER


                                                9,753,745

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                              13,696,406

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    1.3%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  9     OF    27
----------------------                                    ----------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       ELLEN J. BRONFMAN HAUPTMAN, individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of a certain charitable foundation.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                        690,500
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                        6,418,869
                9    SOLE DISPOSITIVE POWER

                                                  690,500
                10   SHARED DISPOSITIVE POWER



                                                6,418,869

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               7,109,369

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    0.7%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  10    OF    27
----------------------                                    ----------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       MILDRED KALIK, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                              0
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                       32,730,431
                9    SOLE DISPOSITIVE POWER

                                                        0
                10   SHARED DISPOSITIVE POWER



                                               32,730,431


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                              32,730,431

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    3.2%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  11    OF    27
----------------------                                    ----------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       MAYO A. SHATTUCK, III, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                              0
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                       32,730,431
                9    SOLE DISPOSITIVE POWER

                                                        0
                10   SHARED DISPOSITIVE POWER



                                               32,730,431


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                              32,730,431

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    3.2%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  12    OF    27
----------------------                                    ----------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       JOHN S. WEINBERG, individually, as trustee under a certain trust for the benefit of John S. Weinberg and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                            800
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                       32,734,831
                9    SOLE DISPOSITIVE POWER

                                                      800
                10   SHARED DISPOSITIVE POWER



                                               32,734,831

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                              32,735,631

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    3.2%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  13    OF    27
----------------------                                    ----------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       ARNOLD M. LUDWICK, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as a director of certain charitable foundations.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                              0
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                        7,505,769
                9    SOLE DISPOSITIVE POWER

                                                        0
                10   SHARED DISPOSITIVE POWER



                                                7,505,769


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               7,505,769

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    0.7%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  14    OF    27
----------------------                                    ----------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       ROBERT S. VINEBERG, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                              0
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                        8,623,038
                9    SOLE DISPOSITIVE POWER

                                                        0
                10   SHARED DISPOSITIVE POWER



                                                8,623,038

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               8,623,038

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    0.8%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  15    OF    27
----------------------                                    ----------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       E. LEO KOLBER, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                              0
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                        2,247,500
                9    SOLE DISPOSITIVE POWER

                                                        0
                10   SHARED DISPOSITIVE POWER



                                                2,247,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               2,247,500

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    0.2%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  16    OF    27
----------------------                                    ----------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       SAMUEL MINZBERG, individually and as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             CANADA

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                            750
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                        2,247,500
                9    SOLE DISPOSITIVE POWER

                                                      750
                10   SHARED DISPOSITIVE POWER



                                                2,247,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               2,248,250

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    0.2%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  17    OF    27
----------------------                                    ----------------------


   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       BRUCE I. JUDELSON, individually and as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                        261,568
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                                0
                9    SOLE DISPOSITIVE POWER

                                                  261,568
                10   SHARED DISPOSITIVE POWER



                                                        0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                 261,568

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                          LESS THAN 0.1%

  14   TYPE OF REPORTING PERSON*


                                                      IN

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP NO.  F9798210                                        PAGE  18    OF    27
----------------------                                    ----------------------


   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       ANDELL INVESTMENTS (LUXEMBOURG) S.A.R.L., a corporation organized under the laws of Luxembourg.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /

                                                                         (b) / /
  3    SEC USE ONLY

  4    SOURCES OF FUNDS*


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             LUXEMBOURG

  NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                                     10,000,000
    EACH        8    SHARED VOTING POWER
  REPORTING
   PERSON
    WITH                                                0
                9    SOLE DISPOSITIVE POWER

                                               10,000,000
                10   SHARED DISPOSITIVE POWER



                                                        0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                              10,000,000

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    1.0%

  14   TYPE OF REPORTING PERSON*


                                                      CO

                                                          ----------------------
                                                           PAGE  19    OF    27
                                                          ----------------------


            This Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the individuals and entities identified on the cover pages to this Schedule 13D (such persons and entities, collectively, the "Reporting Persons"), relating to the ordinary shares, nominal value 5.50 euros per share (the "Ordinary Shares"), of Vivendi Universal S.A., a societe anonyme organized under the laws of France ("Vivendi Universal"), is hereby amended as set forth below.

ITEM 4.  PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and supplemented as follows:

            Following the resignation of Edgar Bronfman, Jr. as Executive Vice Chairman of Vivendi Universal as of March 31, 2002, the Reporting Persons intend to review the performance of their investment in Vivendi Universal from time to time. Depending on various factors, including the business, prospects and financial position of Vivendi Universal, the current and anticipated future price levels of the ADSs and the Exchangeable Shares (as the case may be) and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the benefits of diversification and the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in Vivendi Universal as they deem appropriate in light of the circumstances existing from time to time, subject to the Governance Agreement. Subject to the Governance Agreement, the Reporting Persons may purchase additional equity in Vivendi Universal or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

            Other than as described above, and, in the case of each of Edgar M. Bronfman, Edgar Bronfman, Jr. and Samuel Minzberg, other than in his capacity as a director of Vivendi Universal, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated as follows:

            CURRENT OWNERSHIP

            As of the date hereof and after giving effect to the transactions described below under "Recent Transactions," Bronfman Associates, a New York general partnership ("BA"), owns directly 31,541,219 Vivendi Universal American Depositary Shares ("ADSs"), or approximately 3.1% of the Ordinary Shares. Edgar
M. Bronfman is the Managing Partner of BA, the Edgar Miles Bronfman Trust (the "EMBT") directly and indirectly holds a 99% general partnership interest and the children of Edgar M. Bronfman, including Samuel Bronfman II, Edgar Bronfman, Jr. and Matthew Bronfman, directly and indirectly hold the other partnership interest in BA. The EMBT owns no Vivendi Universal Securities directly (the term "Vivendi Universal Securities" refers to, collectively, Ordinary Shares, ADSs, exchangeable shares

                                                          ----------------------
                                                           PAGE  20    OF    27
                                                          ----------------------


("Exchangeable Shares") of Vivendi Universal Exchangeco Inc., a Canadian subsidiary of Vivendi Universal, and Vivendi Universal voting rights). Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Mildred Kalik, Mayo A. Shattuck III and John S. Weinberg are the trustees of the EMBT, and Edgar M. Bronfman, Mildred Kalik, Mayo A. Shattuck III and John S. Weinberg are the trustees of the PBBT/Edgar Miles Bronfman Family Trust (the "PBBT/EMBFT"), both of which are trusts for the benefit of Edgar M. Bronfman and his descendants. The PBBT/EMBFT owns directly 1,189,212 ADSs, or approximately 0.1% of the Ordinary Shares.

            The Charles Rosner Bronfman Family Trust (the "CRBFT") and The Charles R. Bronfman Discretionary Trust (the "CRBDT"), trusts for the benefit of Charles R. Bronfman and his descendants, own directly (in the case of the CRBDT) or indirectly (in the case of the CRBFT) 6,373,038 Exchangeable Shares and 242,208 ADSs, or approximately 0.6% and less than 0.1% of the Ordinary Shares, respectively. The CRBFT is the sole voting shareholder of Esarbee Investments Limited, a corporation existing under the laws of Canada, which owns directly 6,373,038 Exchangeable Shares. Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Arnold M. Ludwick and Robert S. Vineberg are the trustees of the CRBFT. Bruce I. Judelson is the trustee of the CRBDT.

            The Stephen Rosner Bronfman Substitute Trust (the "SRBST"), a trust for the benefit of Stephen R. Bronfman and his descendants, is the sole shareholder of Stepworth Holdings Inc., a corporation existing under the laws of Canada, which owns directly 2,247,500 Exchangeable Shares, or approximately 0.2% of the Ordinary Shares. Charles R. Bronfman, Phyllis Lambert, Stephen R. Bronfman, E. Leo Kolber, Robert S. Vineberg and Samuel Minzberg are the trustees of the SRBST. Claridge SRB Investments Inc., a corporation existing under the laws of Canada ("SRB Investments"), owns directly 2,668,161 ADSs and 1,274,500 Ordinary Shares, or an aggregate of approximately 0.4% of the Ordinary Shares. Stephen R. Bronfman is the sole shareholder of SRB Investments.

            CRB Associates, Limited Partnership, a Connecticut limited partnership ("CRB Associates"), owns directly 2,500 Exchangeable Shares, which represent less than 0.1% of the Ordinary Shares. The general partner of CRB Associates is the CRBFT, which holds a 98.2% general partnership interest. A corporation owned by a trust for the benefit of Stephen R. Bronfman holds a 1.8% limited partnership interest in CRB Associates.

            Andell Investments (Luxembourg) S.a.r.l., a corporation organized under the laws of Luxembourg ("Andell"), owns directly 10,000,000 ADSs, or approximately 1.0% of the Ordinary Shares. Each of the C. Bronfman Family Trust (the "C.BFT") and the CB Family Trust ("CB FT") holds 40% of the capital stock of Andell, and The Charles Bronfman Trust (the "CBT") holds 20% of the capital stock of Andell. The C.BFT, CB FT and the CBT are trusts for the benefit of Charles R. Bronfman and his descendants.

            Edgar M. Bronfman, Charles R. Bronfman and Phyllis Lambert are siblings.

            The Claridge Foundation, a charitable foundation, the members and directors of which include Charles R. Bronfman, Stephen R. Bronfman and Arnold
M. Ludwick, owns directly 1,086,900 ADSs, or approximately 0.1% of the Ordinary Shares. The Chastell Foundation, a charitable foundation, the members and directors of which include Charles R.

                                                          ----------------------
                                                           PAGE  21    OF    27
                                                          ----------------------

Bronfman, Stephen R. Bronfman, Ellen J. Bronfman Hauptman and Arnold M. Ludwick, owns directly 43,331 ADSs, which represent less than 0.1% of the Ordinary Shares. The Samuel Bronfman Foundation, a charitable foundation, the trustees of which include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II and Edgar Bronfman, Jr., owns directly 192,000 ADSs, which represent less than 0.1% of the Ordinary Shares. The Samuel and Saidye Bronfman Family Foundation, a charitable foundation, the directors of which include Phyllis Lambert and Stephen R. Bronfman, owns directly 192 ADSs, which represent less than 0.1% of the Ordinary Shares. The Saidye Bronfman Foundation, a charitable foundation, the directors of which include Edgar M. Bronfman, Charles R. Bronfman, Phyllis Lambert and Stephen R. Bronfman, owns directly 284 ADSs, which represent less than 0.1% of the Ordinary Shares.

            Edgar M. Bronfman owns directly 888 ADSs and holds currently exercisable options to acquire 452,960 ADSs; Charles R. Bronfman owns directly 800 ADSs and holds currently exercisable options to acquire 433,093 ADSs; Samuel Bronfman II owns directly 192 ADSs and holds currently exercisable options to acquire 147,200 ADSs; Edgar Bronfman, Jr. owns directly 792 ADSs, holds currently exercisable options to acquire 3,422,666 ADSs and, through an investment in a 401(k) Plan with a value of $26,234 as of December 4, 2000, owns indirectly approximately 532 ADSs; Matthew Bronfman owns directly 192 ADSs; Ellen J. Bronfman Hauptman owns directly 690,500 Ordinary Shares; John S. Weinberg owns directly 800 ADSs; and Samuel Minzberg owns directly 750 ADSs. A trust for the benefit of John S. Weinberg, of which he is a trustee, owns 4,400 ADSs. Bruce I. Judelson owns, through an Individual Retirement Account, 160 ADSs, and a trust for which Bruce I. Judelson is the sole trustee (the "BBH Trust") owns directly 19,200 ADSs. Except with respect to the ADSs held by Edgar Bronfman, Jr. through the 401(k) Plan, each of such persons has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, the ADSs stated to be owned directly by such person. In addition, the spouse of Edgar M. Bronfman owns directly 1,472 ADSs, and the spouse of Charles R. Bronfman owns indirectly 9,600 ADSs.

            The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the Vivendi Universal Securities owned by each of the aforementioned trusts (both directly and, in the case of the CRBFT and the SRBST, indirectly as a sole shareholder of certain corporations mentioned above) and foundations is shared by the respective trustees or directors of such trusts or foundations, except with respect to the CRBDT and the BBH Trust, each of which has a single trustee with sole power to vote, or direct the voting of, and sole power to dispose of, or direct the disposition of, the Vivendi Universal Securities directly owned by such trust. The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the Vivendi Universal Securities owned by Andell is reported in the Schedule 13D as being held by Andell. The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the Vivendi Universal Securities owned by SRB Investments is reported in the Schedule 13D as being held by Stephen R. Bronfman, its sole shareholder.

            Each person identified in the Schedule 13D expressly disclaims any beneficial interest in the Vivendi Universal Securities, except for those ADSs and Ordinary Shares which are stated to be owned directly by such person, and except to the extent of such person's beneficial interest in a trust which owns Vivendi Universal Securities.

                                                          ----------------------
                                                           PAGE  22    OF    27
                                                          ----------------------


            The persons filing this statement expressly disclaim (i) that the trustees of the trusts referred to in the Schedule 13D act as a group with the trustees of any other trusts referred to in the Schedule 13D, and (ii) that any group exists with respect to the Vivendi Universal Securities referred to in the
Schedule 13D.

            The number of Vivendi Universal Securities over which each of the Reporting Persons exercises voting or dispositive power, either sole or shared, is set forth on the cover pages hereto. Such cover pages reflect the beneficial ownership of an aggregate of 62,036,170 Vivendi Universal Securities, which represent an aggregate of approximately 6.0% of the Ordinary Shares.

            Percentages set forth on such cover pages and in this Item 5 were calculated based on 1,088,486,598 outstanding Ordinary Shares, which Vivendi Universal has advised the Reporting Persons represent the number of outstanding Ordinary Shares as of March 31 2002, less 57,291,803 Ordinary Shares, which Vivendi Universal has advised the Reporting Persons represent Ordinary Shares held in treasury by Vivendi Universal as of such date. Vivendi Universal has advised the Reporting Persons that the number of outstanding Ordinary Shares includes Ordinary Shares corresponding to the outstanding ADSs and Exchangeable Shares.

      RECENT TRANSACTIONS

            On March 7, 2002, Edgar M. Bronfman exercised employee stock options, which were to expire on March 17, 2002, for 41,120 ADSs and sold the 41,120 ADSs at an average price of $41.99 per ADS in market sales.

            On March 7, 2002, Samuel Bronfman II exercised employee stock options, which were to expire on March 17, 2002, for 8,700 ADSs and sold the 8,700 ADSs at an average price of $41.99 per ADS in market sales.

            On March 8, 2002, Edgar M. Bronfman exercised employee stock options, which were to expire on March 17, 2002, for 34,400 ADSs and sold the 34,400 ADSs at an average price of $42.29 per ADS in market sales.

            On March 8, 2002, Samuel Bronfman II exercised employee stock options, which were to expire on March 17, 2002, for 7,300 ADSs and sold the 7,300 ADSs at an average price of $42.29 per ADS in market sales.

            On March 12, 2002, Charles R. Bronfman exercised employee stock options,which were to expire on March 17, 2002, for 63,040 ADSs and sold the 63,040 ADSs, which were to expire on March 17, 2002, at an average price of $39.30 per ADS in market sales.

                                                          ----------------------
                                                           PAGE  23    OF    27
                                                          ----------------------


                                   SIGNATURES

   After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 3, 2002

                              EDGAR M. BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman, as Managing Partner of Bronfman Associates and as trustee or director of certain charitable foundations

                              By: /s/ Frank W. Raysor, II
                                  ----------------------------------------------
                                  Frank W. Raysor, II
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              THE HON. CHARLES R. BRONFMAN, individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director or trustee of certain charitable foundations

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              PHYLLIS LAMBERT, as trustee under a
                              certain trust for the benefit of
                              descendants of the late Samuel
                              Bronfman and as director of certain
                              charitable foundations

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)

                                                          ----------------------
                                                           PAGE  24    OF    27
                                                          ----------------------


                              SAMUEL BRONFMAN II, individually and as trustee of a certain charitable foundation

                              By: /s/ Frank W. Raysor, II
                                  ----------------------------------------------
                                  Frank W. Raysor, II
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              EDGAR BRONFMAN, JR., individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as trustee of a certain charitable foundation

                              By: /s/ Frank W. Raysor, II
                                  ----------------------------------------------
                                  Frank W. Raysor, II
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              MATTHEW BRONFMAN, individually and as
                              trustee under a certain trust for the
                              benefit of descendants of the late
                              Samuel Bronfman

                              By: /s/ Frank W. Raysor, II
                                  ----------------------------------------------
                                  Frank W. Raysor, II
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              STEPHEN R. BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman and as director of certain charitable foundations

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)

                                                          ----------------------
                                                           PAGE  25    OF    27
                                                          ----------------------


                              ELLEN J. BRONFMAN HAUPTMAN, individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of a certain charitable foundation

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              MILDRED KALIK, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                              /s/ Mildred Kalik
                              --------------------------------------------------
                              MILDRED KALIK


                              MAYO A. SHATTUCK, III, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                              By: /s/ Mildred Kalik
                                  ----------------------------------------------
                                  Mildred Kalik
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              JOHN S. WEINBERG, individually, as trustee under a certain trust for the benefit of John
                              S. Weinberg and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                              By: /s/ Mildred Kalik
                                  ----------------------------------------------
                                  Mildred Kalik
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)

                                                          ----------------------
                                                           PAGE  26    OF    27
                                                          ----------------------


                              ARNOLD M. LUDWICK, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as a director of certain charitable foundations

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              ROBERT S. VINEBERG, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              E. LEO KOLBER, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              SAMUEL MINZBERG, individually and as
                              trustee under certain trusts for the
                              benefit of descendants of the late
                              Samuel Bronfman

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)

                                                          ----------------------
                                                           PAGE  27    OF    27
                                                          ----------------------


                              BRUCE I. JUDELSON, individually and as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact (Pursuant to a Power of
                                  Attorney previously filed with the
                                  Securities and Exchange Commission)


                              ANDELL INVESTMENTS (LUXEMBOURG) S.A.R.L.

                              By: /s/ Michel Boucher
                                  ----------------------------------------------
                                  Michel Boucher
                                  Attorney-in-Fact